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November 13, 2006

ICOS Corporation
22021 20th Avenue Southeast
Bothell, WA 98021

Attn:	Board of Directors
Paul N. Clark
James L. Ferguson
Robert J. Herbold
Jack W. Schuler
Vaughn D. Bryson
Gary L. Wilcox
Teresa Beck
Robert W. Pangia
David V. Milligan

Dear Gentlemen:

HealthCor Management, L.P. (“HealthCor”) is the investment advisor to certain private investment funds that currently own 3,300,000 shares of ICOS Corporation (“ICOS” or the “Company”). This represents more than 5% of all ICOS common shares outstanding.1

On November 2, 2006, HealthCor stated in a letter delivered to ICOS our intention to vote against the proposed acquisition of ICOS by Eli Lilly & Company (“Eli Lilly”) at the upcoming shareholder meeting that was announced in the Company’s November 1, 2006 Proxy Statement.2  The reason we will take this action is that we believe that ICOS’ actual value is well in excess of $40 per share.

1 Based upon 65,547,192 shares of the Company’s common shares outstanding as of October 30, 2006 as reported in the Company’s Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on November 1, 2006 (the “Proxy Statement”).
2 A copy of our November 2, 2006 letter to ICOS was attached as Exhibit 1 to our Form 13D filed with Securities and Exchange Commission on November 2, 2006.

On November 3, 2006, we contacted the offices of Paul N. Clark, Chairman and Chief Executive Officer, and Michael A. Stein, Chief Financial Officer, to offer that we would travel to ICOS’ offices, at our expense, and discuss with management and the Board of Directors our valuation analysis and conclusions. On November 10, 2006, we again contacted the offices of both executives with the same offer.

We are concerned that ICOS has not directly responded to the serious issues we have raised especially in light of our repeated and unacknowledged offers to assist in the proper valuation analysis of the Company. We are attempting to communicate productively and in good faith with the Company’s management and the Board of Directors to openly discuss our concerns. Our objective is the realization of fair value for ICOS’ stockholders, not just incumbent management and the acquiring company, Eli Lilly.

The proposed purchase of ICOS by Eli Lilly is not an arm’s length transaction. The acquisition has not occurred in a market-based, competitive bid process. Therefore, in making its determination of fair value, we believe the Board of Directors must rely upon market-based comparables of similar transactions. We have clearly shown, in our initial communication to you, the flaws and distortions that are contained within the “Fairness Opinion” provided by Merrill Lynch. Without a competitive bid and without a “Fairness Opinion” that can be relied upon, the Board of Directors of ICOS is “flying blind” while trying to assess appropriate value.

Our analysis is based upon objective data sourced from independent investment analysts’ projections as well as from the information provided by the Company in its November 1, 2006 Proxy Statement. As set forth in the following table, since the announcement of the proposed merger with Eli Lilly, three additional transactions have been announced in the relevant healthcare universe. These transactions are all at premiums significantly higher than the premium in the Eli Lilly/ICOS transaction, as currently proposed. The Genentech, Inc. purchase of Tanox, Inc. is particularly important as there is an ongoing partnership on the target’s lead commercial product, Xolair. While ICOS’ management might believe that ICOS is a “captive target” for Eli Lilly and therefore unable to generate a fair price, the existence of a partnership did not prohibit Tanox, Inc. or Genentech, Inc. from agreeing on a fair price.

Date	Transaction	Premium from Previous Day’s Price	Premium from Previous Month’s Price	Price / 2007 Revenues	Price/ 2008 Revenues	Price / 2007 Earnings	Price / 2008 Earnings
10/31/06	MRK buys RNAI	101.6%	133.4%	NM	NM	NM	NM
11/6/06	ABT buys KOSP	55.7%	58.7%	3.7x	3.5x	30x	26x
11/10/06	DNA buys TNOX	46.6%	50.6%	11.25x	8.1x	NM	NM

10/17	LLY buys ICOS	18.0%	25.7%	3.35x	3.02x	29.4x	20.0x

We believe these additional transactions further support our case that ICOS’ actual value is well in excess of $40 per share.

We hope to hear from you so that we can have a productive discussion with you regarding the issues we have raised.

Sincerely,

HealthCor Management, L.P.

/s/ Joseph P. Healey	/s/ Arthur B. Cohen
Joseph P. Healey	Arthur B. Cohen
Portfolio Manager	Portfolio Manager